Exhibit 23.6

CONSENT OF SCOTT E. WILSON

I, Scott E. Wilson, CPG, hereby consent to any references to, and the use of any information contained in or derived from, the technical report “Technical Report, Allied Nevada Gold Corp., Hycroft Mine, Winnemucca, Nevada, USA” dated March 6, 2013 (the “Report”) in the registration statement on Form S-3 of Allied Nevada Gold Corp. and the documents incorporated by reference therein together with any amendment, post-effective amendment, or supplement thereto (collectively, the “Registration Statement”) filed with United States Securities and Exchange Commission.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement and any references to my involvement in the preparation of such Report.

Dated: May 2, 2013

/s/ Scott E. Wilson
Scott E. Wilson, CPG